NR06-23

December 22, 2006

CARDERO RECOUPS ITS INITIAL INVESTMENT IN ITH

Cardero Resource Corp. (“Cardero” or the “Company”) – (TSX: CDU, AMEX; CDY, Frankfurt: CR5) is pleased to announce that it has sold, through the facilities of the TSX Venture Exchange, a total of 1,000,000 million shares of its position in International Tower Hill Mines Ltd. (“ITH”).  The transactions took place on December 14, 2006.  Cardero sold this block of shares in order recoup its initial cash investment in ITH and intends to use the proceeds from this sale to fund its own ongoing exploration programs.  The net amount received was $2,378,236.00.  Cardero continues to hold 3,000,000 million common shares (representing approximately 9.96%) and 2,000,000 warrants in ITH.  The Company does not intend to further dilute its position in ITH.

Cardero is well financed and positioned to continue to explore its projects in Mexico, Peru, and Argentina.  The common shares of the Company are currently listed on the Toronto Stock Exchange (symbol CDU), the American Stock Exchange (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5).  The Company is actively evaluating new gold, copper and iron projects, and continues to maintain an active pipeline of prospects.

For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of

CARDERO RESOURCE CORP.

“Hendrik van Alphen” (signed)

Hendrik van Alphen, President

Contact Information:

Quentin Mai, Manager – Corporate Communications & Investor Relations

Email:  qmai@cardero.com

Phone: 1-888-770-7488 (604) 408-7488 / Fax: (604) 408-7499

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release, which has been prepared by management.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.